UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2026

Willard Station
Chief Financial Officer
Albany International Corp.
325 Corporate Drive
Portsmouth, New Hampshire 03801

Re: Albany International Corp.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 26, 2025
File No. 001-10026

Dear Willard Station:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing